EXHIBIT 12

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Years Ended December 31,
	2017	2016		2015		2014	2013
Income (loss) from continuing operations before income taxes	$71,802	(493,115)		(3,282,262)		1,252,270	1,472,687
Distributions greater than equity in earnings of affiliates	2,058	6,034		4,104		4,962	5,204
Previously capitalized interest charged to earnings during period	11,106	14,444		27,201		19,760	16,896
Interest and expense on indebtedness, excluding capitalized interest	181,783	148,170		117,375		115,819	71,900
Interest portion of rentals(1)	30,317	22,003		26,932		46,528	44,478
Earnings (loss) before provision for taxes and fixed charges	$297,066	(302,464)		(3,106,650)		1,439,339	1,611,165
Interest and expense on indebtedness, excluding capitalized interest	181,783	148,170		117,375		115,819	71,900
Capitalized interest	4,488	4,322		7,290		20,605	52,523
Interest portion of rentals(1)	30,317	22,003		26,932		46,528	44,478
Total fixed charges	$216,588	174,495		151,597		182,952	168,901
Ratio of earnings to fixed charges	1.4	–	(2)	–	(2)	7.9	9.5

(1)Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.

(2)Earnings for the years ended December 31, 2016 and 2015 were inadequate to cover fixed charges by $476,959 and $3,258,247, respectively.

Ex. 12